AMTD IDEA Group

April 14, 2022

AMTD IDEA Group

23/F Nexxus Building

41 Connaught Road Central

Hong Kong

April 14, 2022

VIA EDGAR

Ms. Bonnie Baynes

Ms. Sharon Blume

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMTD International Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2020

Filed on April 28, 2021 (File No. 001-39006)

Dear Ms. Baynes and Ms. Blume,

This letter sets forth the Company’s response to the comments contained in the letter dated April 12, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2020 filed with the Commission on April 28, 2021 (the “2020 Form 20-F”). The Staff’s comment is repeated below in bold and followed by the Company’s response thereto. All capitalized terms used but not defined in this letter shall have the meanings ascribed to them in the 2020 Form 20-F.

Form 20-F for the fiscal year ended December 31, 2020 filed on April 28, 2021

Cover Page

1.

On the cover page of your filing, please disclose prominently that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and that this structure involves unique risks to investors. Explain whether China law prohibits direct foreign investment in the operating companies, and disclose whether investors will ever directly hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities, including that it could cause the value of your securities to significantly decline or become worthless. Provide a cross- reference to your detailed discussion of risks facing the company as a result of this structure.

AMTD IDEA Group

April 14, 2022

The Company respectfully advises the Staff that it does not have any material operation in Mainland China nor does it have any variable interest entities structure in place or any full time or part time staff in Mainland China. In response to the Staff’s comment, to the extent applicable to its operations, the Company will add the following disclosure at the outset of the “Introduction” section (considering the cover page of Form 20-F is standardized) of its future annual report on Form 20-F, starting with its annual report on Form 20-F for the fiscal year ended December 31, 2021 (“2021 Form 20-F”), subject to necessary updates and adjustments in connection with any material development of the subject matter being disclosed:

“Our Corporate Structure

AMTD IDEA Group is not an operating company but a Cayman Islands holding company. Our operations are primarily conducted by our operating subsidiaries in Hong Kong and Singapore. Investors in our ADSs thus are purchasing equity interest in a Cayman Islands holding company and not in an operating entity. As a holding company, AMTD IDEA Group may rely on dividends from its subsidiaries for cash requirements, including any payment of dividends to our shareholders. The ability of our subsidiaries to pay dividends to AMTD IDEA Group may be restricted by laws and regulations applicable to them or the debt they incur on their own behalf or the instruments governing their debt. For a detailed description, see “Part I— Our Corporate Structure.”

Although we do not have any material operations in Mainland China or any variable interest entities in place, the business operations of an insignificant subsidiary and an investee of ours are conducted in Mainland China. PRC laws do not currently prohibit direct foreign investment in our subsidiary or our investee in Mainland China, and our investors could potentially own equity interests in our subsidiary or our investee in Mainland China. Nonetheless, we, together with our subsidiary and our investee in Mainland China face risks and uncertainties associated with the complex and evolving PRC laws and regulations, and PRC regulatory authorities could disallow the corporate structure through which we hold our subsidiary or invest in our investee in Mainland China, and could extend such prohibition to our Hong Kong operations, which could lead to a material change in our operations and/or a material change in the value of our ADSs, and could cause the value of our ADSs to significantly decline or become worthless. See “Item 3. Key Information— D. Risk Factors—Risks Relating to Doing Business in Mainland China and Hong Kong—The PRC government’s significant authority to intervene in or influence the Mainland China operations of an offshore holding company at any time could limit our ability to transfer or use our cash outside of PRC, and could otherwise result in a material adverse change to our business operations, including our Hong Kong operations and cause the ADSs to significantly decline in value or become worthless. ””

AMTD IDEA Group

April 14, 2022

2.	At the onset of your cover page, please revise to prominently disclose the following:

•	Revise to disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

•

Revise to disclose whether and how the Holding Foreign Companies Accountable Act, the Accelerating Holding Foreign Companies Accountable Act, and related regulations will affect your company, including the time frame change in PCAOB inspections for two consecutive years instead of three years.

•	Revise to disclose a cross-reference to your more detailed disclosure in your risk factors, including the heading of the risk factor.

The Company respectfully advises the Staff that it will, in response to the Staff’s comment, add the following disclosure at the outset of the “Introduction” section (considering the cover page of Form 20-F is standardized) of its future annual report on Form 20-F, starting with its 2021 Form 20-F, subject to necessary updates and adjustments in connection with any material development of the subject matter being disclosed:

“The Holding Foreign Companies Accountable Act

We face risks relating to the lack of PCAOB inspection on our auditor, which may cause our securities to be delisted from the NYSE or prohibited from being traded over-the-counter in the future under the Holding Foreign Companies Accountable Act, if the SEC determines that we have filed annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to invest or investigate completely for three consecutive years, or two consecutive years if proposed changes to the law, i.e. the Accelerating Holding Foreign Companies Accountable Act, are enacted, beginning in 2021. The delisting or the cessation of trading of our ADS, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment. On December 16, 2021, the PCAOB issued a report to notify the SEC its determinations that it is unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong, respectively, and identifies the registered public accounting firms in Mainland China and Hong Kong that are subject to such determinations. Our auditor is identified by the PCAOB and is subject to the determination. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in Mainland China and Hong Kong—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections,” and “Item 3. Key Information— D. Risk Factors— Risks Relating to Doing Business in Mainland China and Hong Kong—The ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in Mainland China and Hong Kong, or as early as 2023 if proposed changes to the law are enacted. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.””

AMTD IDEA Group

April 14, 2022

3.

Please revise your cover page, and revise the onset of Part I, Item 1., to disclose a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed. State whether any transfers, dividends, or distributions have been made to date between the holding company, and its subsidiaries, or to investors, and quantify the amounts where applicable. Provide cross- references to your related discussions in other areas of the filing.

The Company respectfully advises the Staff that it will, in response to the Staff’s comment, add the following disclosure at the outset of the “Introduction” section (considering the cover page of Form 20-F is standardized) of its future annual report on Form 20-F, starting with its 2021 Form 20-F, subject to necessary updates and adjustments in connection with any material development of the subject matter being disclosed:

“Cash Transfers and Dividend Distribution

We conduct the majority of our operations in Hong Kong and maintain our bank accounts and balances primarily in licensed banks in Hong Kong. If needed, cash can be transferred between our holding company and subsidiaries through intercompany fund advances. In 2021, a total of HK$541.9 million was transferred in the form of cash advances from our subsidiaries to our Cayman Islands holding company and a total of HK$413.1 million was transferred from our Cayman Islands holding company to our subsidiaries. No material transfer of other assets was made between our holding company and subsidiaries in 2021 and we intend to settle amounts owed between our Cayman Islands holding company and Hong Kong subsidiaries to the extent required by our business operations. No dividends or distributions were made by a subsidiary to our holding company in the past, and no dividends or distributions are intended to be made by a subsidiary to our holding company in the near future. Our Cayman Islands holding company has not declared or made any dividend or other distribution to its shareholders, including U.S. investors, in the past, and no such dividends or distributions are intended to be made by our Cayman Islands holding company in the near future. See “Part I. Cash Transfers and Dividend Distribution.””

AMTD IDEA Group

April 14, 2022

The Company also respectfully advises the Staff that it will, in response to the Staff’s comment, add the following disclosure at the onset of Part I of its future annual report on Form 20-F, starting with its 2021 Form 20-F, subject to necessary updates and adjustments in connection with any material development of the subject matter being disclosed:

“Cash Transfers and Dividend Distribution

We conduct the majority of our operations in Hong Kong and maintain our bank accounts and balances primarily in licensed banks in Hong Kong. Out of our total bank balances of HK$526.2 million (US$67.5 million) as of December 31, 2021, only HK$$31.0 million (US$4.0 million) was maintained in Mainland China by AMTD Capital, which is a 50.13%-owned PRC subsidiary and did not engage in any material operation in 2021. If needed, cash can be transferred between our holding company and subsidiaries through intercompany fund advances, and there are currently no restrictions of transferring funds between our Cayman Islands holding company and subsidiaries in Hong Kong.

The following table sets forth the material cash transfers in the form of cash advances in both directions occurred between our Cayman Islands holding company and Hong Kong subsidiaries in 2021.

Subsidiaries	To Holding Company	From Holding Company
	HK$ (in million)	HK$ (in million)
AMTD Global Markets Limited	375.4	413.1
AMTD Investment Solutions Group Limited	166.5	—

No material transfer of other assets was made between our holding company and subsidiaries in 2021. We intend to settle amounts owed between our Cayman Islands holding company and Hong Kong subsidiaries to the extent required by our business operations.

AMTD Capital, which is 50.13% owned by AMTD Global Markets Limited (our Hong Kong subsidiary), is a foreign-invested enterprise under PRC law. Pursuant to the PRC Enterprise Income Tax Law, dividends generated and payable by a foreign-invested enterprise in China to its foreign investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. In accordance with the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, where a Hong Kong resident enterprise, which is considered a non-PRC resident enterprise, directly holds at least 25% of the equity interest in a PRC enterprise, the withholding tax rate in respect to the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from the standard rate of 10%, subject to approval of the competent PRC tax authority. Thus, a 5% preferential dividend withholding tax will be applied when AMTD Capital pays any dividend to its parent, AMTD Global Markets Limited. There is no tax on dividends in Hong Kong.

AMTD IDEA Group

April 14, 2022

Other than the aforementioned tax consequences of any dividend or distribution by AMTD Capital, there are no significant tax consequences when our subsidiaries make any dividends or distributions to our holding company. No such dividends or distributions were made by a subsidiary to our holding company in the past, and no dividend or distribution is intended to be made by a subsidiary to our holding company in the near future.

Our board of directors will review and consider whether to distribute earnings from time to time. If our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, and other factors that the board of directors may deem relevant.

AMTD IDEA Group is a holding company incorporated in the Cayman Islands, and our ability to pay dividends depends upon dividends paid by our subsidiaries. The ability of our subsidiaries to pay dividends to us may be restricted by laws and regulations applicable to them or the debt they incur on their own behalf or the instruments governing their debt. Two of our subsidiaries, Asia Alternative Asset Partners Limited, a licensed company under the Securities and Futures Ordinance (Cap. 571) of Hong Kong, and AMTD Global Markets Limited, a licensed company under the Securities and Futures Ordinance (Cap. 571) of Hong Kong and a licensed insurance intermediary under the Insurance Ordinance (Cap. 41) of Hong Kong, are subject to minimum liquid and paid-up capital requirements under relevant rules. Before distributing their earnings to the respective holding companies, these subsidiaries must take into consideration their respective financial condition. In addition, our strategic investment business is subject to liquidity risks, and we may need additional financing but may not be able to obtain it on favorable terms or at all, all of which may impose liquidity risks on us and adversely affect our ability to pay dividends to our shareholders.

Our Cayman Islands holding company has not declared or made any dividend or other distribution to its shareholders, including U.S. investors, in the past, and no such dividend or distribution is intended to be made by our Cayman Islands holding company in the near future. U.S. investors will not be subject to Cayman Islands or Hong Kong taxation and no withholding will be required on the payment of dividends or distributions to them while they may be subject to U.S. federal income tax. See ‘Item 10.E. Additional Information—Taxation—United States Federal Income Tax Considerations—Dividends.’

AMTD IDEA Group

April 14, 2022

There are no other significant restrictions and limitations on our ability to distribute earnings from our businesses, including our subsidiaries, to the parent company and U.S. investors or our ability to settle amounts owed, and there are no significant foreign exchange and fund transfer restrictions on cash transfers between entities within our group, across borders, and to U.S. investors.

The foregoing notwithstanding, the PRC government has significant authority to intervene or influence the Mainland China operations of an offshore holding company at any time, and such oversight may also extend to companies operating in Hong Kong like us. We cannot assure you that the PRC government will not prevent us from transferring the cash we maintain in Hong Kong outside of PRC, or restrict our ability to deploy our cash into business or to pay dividends. We could also be subject to limitations on the transfer or the use of our cash if we expand our business operations into Mainland China or conduct our operations in some other ways such that we become subject to PRC laws that regulate these activities. Any limitation on our ability to transfer or use our cash could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See “Item 3. Key Information— D. Risk Factors—Risks Relating to Doing Business in Mainland China and Hong Kong—The PRC government’s significant authority to intervene in or influence the Mainland China operations of an offshore holding company at any time could limit our ability to transfer or use our cash outside of PRC, and could otherwise result in a material adverse change to our business operations, including our Hong Kong operations and cause the ADSs to significantly decline in value or become worthless.”

Part I, page 1

4.

At the onset of Part I, provide a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how the company may incur substantial costs to enforce the terms of the arrangements. Disclose any uncertainties regarding the status of the rights of the Cayman Islands holding company and any challenges the company may face due to legal uncertainties and jurisdictional limits.

AMTD IDEA Group

April 14, 2022

The Company respectfully advises the Staff that it does not have any variable interest entities structure in place, to which this comment appears to relate. In response to the Staff’s comment, to the extent applicable to its operations, the Company will include the following diagram and accompanying disclosures and footnotes at the outset of Part I of its future annual report on Form 20-F, starting with its 2021 Form 20-F:

AMTD IDEA Group is not an operating company but a Cayman Islands holding company. Our operations are primarily conducted by our operating subsidiaries in Hong Kong and Singapore. Investors in our ADSs thus are purchasing equity interest in a Cayman Islands holding company and not in an operating entity. As a holding company, AMTD IDEA Group may rely on dividends from its subsidiaries for cash requirements, including any payment of dividends to our shareholders. The ability of our subsidiaries to pay dividends to AMTD IDEA Group may be restricted by laws and regulations applicable to them or the debt they incur on their own behalf or the instruments governing their debt.

The following diagram generally illustrates our corporate structure, including our subsidiaries as of the date of this annual report. For details, see “Item 4. Information on the Company— C. Organizational Structure.”

AMTD IDEA Group

April 14, 2022

(1)

Our shareholders include (i) holders of our ordinary shares such as AMTD Group, Infinity Power Investments Limited and Century City International Holdings Limited, and (ii) public investors. For details relating to our share ownership, see “Item 4. Information on the Company— E. Share Ownership.”

(2)	The other shareholders of AMTD Digital Inc. include third party investors and two of our employees.
(3)

AMTD Digital Financial Holdings Limited has 11 subsidiaries in British Virgin Islands, Singapore and Hong Kong. AMTD Digital Media Holdings Limited has 4 subsidiaries in British Virgin Islands, Singapore and Hong Kong. AMTD Digital Investments Holdings Limited has 10 subsidiaries in British Virgin Islands and Singapore.

(4)	The other shareholder of AMTD Capital Co., Ltd. is a third party investor.

AMTD IDEA Group

April 14, 2022

5.

At the onset of Part I, and with a cross-reference to the discussion of these risks in the risk factors in Item 3D., please disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, revise to specifically disclose each of the following:

•	Please revise to describe the significant regulatory, liquidity, and enforcement risks.

•

Revise to discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice.

•

Revise to disclose the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities.

•

Please disclose the risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

•	Revise to include cross-references to related disclosures in the filing.

The Company respectfully advises the Staff that it does not have any material operation in Mainland China. In response to the Staff’s comment, to the extent applicable to its operations, the Company will add the following disclosure at the outset of Part I of its future annual report on Form 20-F, starting with its 2021 Form 20-F, subject to necessary updates and adjustments in connection with any material development of the subject matter being disclosed:

AMTD IDEA Group

April 14, 2022

“Risks Relating to Doing Business in Mainland China and Hong Kong

We face various legal and operational risks and uncertainties relating to our operations. Although we do not have any material operations in Mainland China or any variable interest entities in place, we, as well as a subsidiary and an investee of ours whose business operations are primarily conducted in Mainland China, face risks and uncertainties associated with the complex and evolving PRC laws and regulations and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to regulatory approvals on offshore offerings, anti-monopoly regulatory actions, oversight on cybersecurity and data privacy and variable interest entities, would apply to us, our subsidiary or our investee. Should these statements or regulatory actions apply to our subsidiary, our investee or to ourselves, including our Hong Kong operations, in the future, or if we expand our business operations into Mainland China such that we become subject to them to a greater extent, our ability to conduct our business, invest into or maintain our investment in Mainland China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted. For example, PRC regulators have been increasingly focused on regulation in areas of data security and data protection and the PRC regulatory requirements regarding cybersecurity are constantly evolving. Various regulatory bodies in China, specifically the Cyberspace Administration of China, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. As of the date of this annual report, we do not have any material operation in Mainland China and we have not collected, stored, or managed any personal information in Mainland China. Our management have conducted an analysis of the status and scope of our operations, including data compliance, and have concluded that currently we do not expect that PRC laws and regulations on data security, data protection or cybersecurity to be applied to us or that the oversight of the Cyberspace Administration of China will be extended to our operations outside of Mainland China. However, we still face uncertainties regarding the interpretation and implementation of these laws and regulations in the future and if the recent PRC regulatory actions on data security or other data-related laws and regulations were to apply to us, we could become subject to certain cybersecurity and data privacy obligations, including the potential requirement to conduct a cybersecurity review for our public offerings at a foreign stock exchange, and the failure to meet such obligations could result in penalties and other regulatory actions against us and may materially and adversely affect our business and results of operations. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. See “Item 3. Key Information— D. Risk Factors—Risks Relating to Doing Business in Mainland China and Hong Kong—We may be subject to a variety of laws and other obligations, including those regarding cybersecurity and data protection, and failure to comply with any of them may result in proceedings against us by government authorities or others and harm our public image and reputation, which could materially and adversely affect our business, financial condition, and results of operations.”

The PRC government has significant authority to regulate, influence or intervene in the Mainland China operations of an offshore holding company at any time. It also oversees and controls and may exert more control over offerings conducted outside China by, and foreign investment in, China-based issuers. We cannot assure you that such oversight and control will not be extended to companies operating in Hong Kong such as us. These risks, together with uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws, regulations, and policies, could hinder our ability to offer or continue to offer the ADSs, result in a material adverse change to our business operations, and damage our reputation, which could cause the ADSs to significantly decline in value or become worthless. For a detailed description of risks relating to doing business in Mainland China and Hong Kong, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in Mainland China and Hong Kong.””

AMTD IDEA Group

April 14, 2022

6.

At the onset of Part I., please revise to provide prominent disclosure of the specific consequences to you and your investors if you, or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

The Company respectfully advises the Staff that it will, in response to the Staff’s comment, add the following disclosure at the outset of Part I of its future annual report on Form 20-F, starting with its 2021 Form 20-F, subject to necessary updates and adjustments in connection with any material development of the subject matter being disclosed:

“Permissions Required from the PRC Authorities for Our Operations

We believe that we and our subsidiaries, to the extent applicable, have obtained the requisite licenses and approvals that are material for our operations in China as of the date of this annual report. Specifically, AMTD Capital Co., Ltd., or AMTD Capital, is a PRC company in which we currently hold 50.13% of equity interest. AMTD Capital is not a significant subsidiary pursuant to Rule 1-02(w) of Regulation S-X. Further, as of the date of this annual report, we do not have any material operation in Mainland China and we have not collected, stored, or managed any personal information in Mainland China. As such, we believe we are not required to obtain any permission from PRC authorities to operate and issue our securities to foreign investors as of the date of this annual report, including permissions from the China Securities Regulatory Commission, or the CSRC, or the Cyberspace Administration of China, or the CAC. If (i) we do not receive or maintain any permission or approval required of us, (ii) we inadvertently concluded that certain permissions or approvals have been acquired or are not required, or (iii) applicable laws, regulations, or interpretations thereof change and we become subject to the requirement of additional permissions or approvals in the future, we may have to expend significant time and costs to procure them. If we are unable to do so, on commercially reasonable terms, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into Mainland China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted, and our business, reputation, financial condition, and results of operations may be materially and adversely affected. See also “Item 3. Key Information— D. Risk Factors—Risks Relating to Doing Business in Mainland China and Hong Kong—The PRC government’s significant authority to intervene in or influence the Mainland China operations of an offshore holding company at any time could limit our ability to transfer or use our cash outside of PRC, and could otherwise result in a material adverse change to our business operations, including our Hong Kong operations and cause the ADSs to significantly decline in value or become worthless,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in Mainland China and Hong Kong—Uncertainties arising from the legal system in China, including uncertainties regarding the interpretation and enforcement of PRC laws and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer the ADSs, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the ADSs to significantly decline in value or become worthless,” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in Mainland China and Hong Kong—If we were to be required to obtain any permission or approval from the CSRC, the CAC, or other PRC authorities in connection with our overseas offering under PRC law, we may be fined or subject to other sanctions, and our business, reputation financial condition, and results of operations may be materially and adversely affected.””

AMTD IDEA Group

April 14, 2022

7. At the onset of Part I., please provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed.

The Company respectfully advises the Staff that it will, in response to the Staff’s comment, make such revisions to its disclosures as described in its response to Comment No. 3 above.

8. We note your various disclosures in Item 3.D regarding the Cyberspace Administration of China. Please revise to include disclose at the onset of Part I regarding how this oversight impacts your business. Further, revise to disclose the basis for this determination, such as the details of your internal risk assessment, or your counsel’s consent, and cross-reference to the more detailed discussion in the filing.

AMTD IDEA Group

April 14, 2022

The Company respectfully advises the Staff that it will, in response to the Staff’s comment, make such revisions to its disclosures as described in its response to Comment No. 5 above.

9. As it appears your officers and directors are located in China, please revise to include risk factor disclosure, as well as a separate Enforceability section, to disclose the difficulty of bringing actions and enforcing judgements against these individuals. Refer to Item 101(g) of Regulation S-K.

The Company respectfully advises the Staff that it will, in response to the Staff’s comment, add the following disclosure in Item 6 of its future annual report on Form 20-F, starting with its 2021 Form 20-F, subject to necessary updates and adjustments in connection with any material development of the subject matter being disclosed:

“Enforceability of Civil Liabilities

Most of our operations are conducted in Hong Kong, and substantially all of our assets are located in Hong Kong. A majority of our directors and executive officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have been informed by our Cayman Islands legal counsel that the United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers, predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers, predicated upon the securities laws of the United States or any state in the United States. We have also been advised by our Cayman Islands legal counsel that a judgment obtained in any federal or state court in the United States will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final and conclusive, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

AMTD IDEA Group

April 14, 2022

There is uncertainty as to whether the courts of the Cayman Islands would recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Such uncertainty relates to whether a judgment obtained from the United States courts under the civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company or its directors and officers. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

Our Hong Kong legal counsel has advised us that judgment of United States courts will not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, the common law permits an action to be brought upon a foreign judgment. That is to say, a foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In a common law action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor.”

AMTD IDEA Group

April 14, 2022

In response to the Staff’s comment, the Company respectfully proposes to revise and include the following risk factor in its future annual report on Form 20-F, starting with its 2021 Form 20-F, subject to necessary updates and adjustments in connection with any material development of the subject matter being disclosed:

“You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our directors and officers named in the annual report based on foreign laws.

We are a company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in Hong Kong, and substantially all of our assets are located in Hong Kong. A majority of our directors and executive officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

The United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers, predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers, predicated upon the securities laws of the United States or any state in the United States. A judgment obtained in any federal or state court in the United States will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final and conclusive, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. There is uncertainty as to whether the courts of the Cayman Islands would recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Such uncertainty relates to whether a judgment obtained from the United States courts under the civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company or its directors and officers. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

AMTD IDEA Group

April 14, 2022

Judgment of United States courts will not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, the common law permits an action to be brought upon a foreign judgment. That is to say, a foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In a common law action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.”

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Very truly yours,

/s/ William Fung
William Fung
Chief Executive Officer

cc:	Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP